Exhibit 1

Additional Information Required

Please see the following additional information included her pursuant to Instruction 6(a) of Form 3 as there was not sufficient space provided in the electronic form or the footnotes thereto.

Reporting Person:

James Mengdong Tan (referred to herein as the “Reporting Person”).

Members of Group Who are making their own Form 3 Filings:

Good Eastern Investment Holding Limited (“Good Eastern”)

Stellar Elite Limited (“Stellar Elite”)

Amazing Wave Limited (“Amazing Wave”)

Additional Information:

In addition to the shares of Common Stock of MOXC held currently by the Reporting Person through Good Eastern Investment Holding Limited the Reporting Person previously beneficially owned shares of MOXC Common Stock that were owned by Stellar Elite Limited. Stellar Elite’s sole shareholder is Amazing Wave Limited, a corporation incorporated under the laws of Samoa, and the Reporting Person is the chief executive officer of Amazing Wave Limited. Stellar Elite acquired 1,332,000 shares of MOXC Common Stock (the “Shares”) previously held by it on November 14, 2013 for $112,379 paid by 8i Capital Limited a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Tan, to the seller of the Shares. On December 13, 2013, pursuant a 60 for 1 forward stock split the number of Shares increased to 79,320,000. On February 22, 2016, Stellar Elite agreed to cancel 39,660,000 of the Shares pursuant to a Share Cancellation Agreement with MOXC and certain other shareholders, and as a result Stellar Elite thereafter owned 39,660,000 Shares. On June 20, 2016, MOXC effected a 1 for 2 reverse stock split, which caused the Shares to be adjusted to 19,830,000.

The shares held by Stellar Elite were the subject of an oral agreement between Mr. Tan and Low Seng Kai and Fan Min. Low Seng Kai and Fan Min are the former owners of the original technology used by the Issuer (the “Original Owners”). In 2012, Mr. Tan and the Original Owners agreed that the shares held by Stellar Elite represented a bonus pool, some or all of which would be paid to the Original Owners, or their designees, after the listing of the Issuer on a national securities exchange; provided, however, that Mr. Tan would retain all voting rights with respect to such shares as long as such shares were owned by the Original Owners or their designees (the “Agreement”).

On June 15, 2017, pursuant to the Agreement, Stellar Elite transferred all 19,830,000 shares (the “Stellar Shares”) to the Original Owners’ designees: Global Innovative Investment Group Limited, a company incorporated under the laws of the British Virgin Islands and Low Mei Chiek, with each party receiving 9,915,000 shares. Global Innovative Investment Group Limited holds the Stellar Shares it received as a nominee for Fan Min and Low Mei Chiek holds the Stellar Shares she received as a nominee for Low Seng Kai. Stellar Elite currently does not hold any and has not owned any such shares since June 15, 2017. Pursuant to the Agreement, Mr. Tan still has all voting rights to the Stellar Shares and reserves the right to vote such shares at any time in the future in his sole discretion.

The Reporting Person is currently the beneficial owner of 9,990,000 shares of MOXC Common Stock held by Good Eastern Investment Holding Limited, of which the Reporting Person is a member and director. On November 19, 2013, Good Eastern acquired 5,000 shares of MOXC Common Stock, from an individual seller, pursuant to a Stock Purchase Agreement in exchange for $0.10 per share. On November 22, 2013, Good Eastern acquired 661,000 shares of MOXC Common Stock, from an individual seller in exchange for $0.085 per share. As reported by MOXC on its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2013, on December 13, 2013, MOXC implemented a 60-for-1 forward stock split of its issued and outstanding common stock, causing the shares set forth above to be adjusted to 39,960,000 shares. On February 22, 2016, Good Eastern entered into a Share Cancellation Agreement with MOXC and certain other shareholders, and as a result, Good Eastern thereafter owned 19,980,000 shares of MOXC Common Stock. On June 20, 2016, MOXC effected a 1 for 2 reverse stock split, which caused the shares of Common Stock held by Good Eastern to be adjusted to 9,990,000.  On February 12, 2018, Good Eastern transferred 5,000,000 shares to 8i Capital, Ltd. which is also wholly owned by Mr. Tan.

As set forth above, Mr. Tan and the Original Owners entered into the Agreement with respect to the Stellar Shares. While the Reporting Person continues to have voting rights over the Stellar Shares pursuant to the Agreement, he has no dispositive power over such shares or right or interest in or to the proceeds of the sale of such shares.

The Reporting Person was appointed as the director of the MOXC on February 13, 2015 and was appointed as the Chief Executive Officer and President of the MOXC on June 30, 2015. On September 28, 2017, the Reporting Person resigned from each of his positions as a Director and Officer of MOXC and each of MOXC’s subsidiaries, effective September 29, 2017.